EXHIBIT 99.11

TotalEnergies announces the second 2021 interim dividend

stable at €0.66/share

Paris, July 29, 2021 - The Board of Directors met on July 28, 2021, and declared the distribution of the second 2021 interim dividend at €0.66/share, stable compared to the first 2021 interim dividend. This second 2021 interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	January 3, 2022	December 30, 2021
Payment date	January 13, 2022	January 25, 2022

____

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.